1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 26, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2022/01/26:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Fourth Quarter and Full Year of 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Fourth Quarter and Full Year of 2021

TAIPEI, Taiwan, R.O.C. January 26, 2022 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter and full year of 2021. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Fourth Quarter 2021 Financial Highlights

-	Total revenue increased by 0.7% to NT$59.89 billion.
-	Mobile communications revenue increased by 9.0% to NT$27.20 billion.
-	International fixed communications revenue increased by 23.7% to NT$ 2.64 billion.
-	Total operating costs and expenses decreased by 3.7% to NT$48.42 billion.
-	Net income attributable to stockholders of the parent increased by 5.1% to NT$8.63 billion.
-	Basic earnings per share (EPS) was NT$1.11.

Full Year 2021 Financial Highlights

-	Total revenue increased by 1.4% to NT$210.48 billion
-	Mobile communications revenue increased by 5.6% to NT$ 95.25 billion
-	Internet revenue increased by 3.0% to NT$ 33.08 billion
-	International fixed communications revenue increased by 4.6% to NT$ 9.10 billion
-	Total operating costs and expenses decreased by 1.0% to NT$ 165.18 billion
-	Net income attributable to stockholders of the parent increased by 7.0% to NT$ 35.75 billion.
-	Basic earnings per share (EPS) was NT$4.61

“Our fourth quarter results reflect another strong finish to a year of significant growth and momentum for Chunghwa despite challenges in the ongoing pandemic environment. I would like to thank the entire Chunghwa team for their ongoing efforts,” said Mr. Chi-Mau Sheih, Chairman, and CEO of Chunghwa Telecom. “After following a customer-centric transformation plan for the past three years, we have enhanced our overall competitiveness and strengthened business performance and bottom line by making our EBITDA margin, net income and EPS grew year over year during the past three consecutive years.”

Chairman Sheih added, “Driven by strong market demand, we delivered solid results in the fourth quarter. 5G penetration rate reached approximately 20% and is expected to reach 30% in 2022. Mobile service revenue continued to increase, and we observed an average of 39% uplift in monthly fees attributable to customers’ contract renewals, which sustained upward APRU trend. Powered by accelerated 5G deployment at better spectrum locations, we were pleased that Speedtest, the well-known international institute, awarded us the Winner for the Fastest 5G and Best Mobile Network Speed during Q3-Q4 2021 in Taiwan, and we are confident to maintain our lead in network quality and acquire more 5G subscribers in 2022. ”

“Our broadband revenue has maintained its 23-month upward trend, achieving a record high in December. As demand for smart life solutions increases, Chunghwa plans to develop and provide home-centric services. MOD revenue maintained its year-over-year growth trend as 90% of subscribers opted for the highest price package. To sustain this upward trend, we aim to develop video services through various channels, such as providing more popular content and leveraging 5G to create immersive viewing experiences. In addition, we are delighted to achieve our full-year revenue and margin targets for ICT business.”

Mr. Sheih concluded, “As we look forward to 2022 and beyond, I am excited to introduce our re-organized business groups. We expect this new structure will allow us to be more customer-centric and better serve our clients as we continue to create value for our stakeholders.”

Revenue

Chunghwa Telecom’s total revenues for the fourth quarter of 2021 increased by 0.7% to NT$59.89 billion.

Domestic fixed revenue for the fourth quarter of 2021 decreased by 10.4% year over year to NT$18.12 billion, mainly due to the decrease of ICT project revenue.

Mobile communications revenue for the fourth quarter of 2021 increased by 9.0% to NT$27.20 billion, mainly due to the increase in revenues from handset sales and mobile service revenue driven by the increased adoption of 5G services as well as the iPhone 13 launch.

Internet business revenue for the fourth quarter of 2021 decreased by 3.4% year over year to NT$9.39 billion.

International fixed communications revenue increased by 23.7% to NT$2.64 billion.

Total revenue for the full year of 2021 increased by 1.4% to NT$210.48 billion.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2021 decreased by 3.7% year over year to NT$48.42 billion, mainly due to lower ICT project costs, partially offset by higher cost of goods sold.

Total operating costs and expenses for 2020 decreased by 1.0% to NT$165.18 billion.

Operating Income and Net Income

Income from operations for the fourth quarter of 2021 increased by 5.8% to NT$11.10 billion. The operating margin was 18.5%, as compared to 17.7% in the same period of 2020. Net income attributable to stockholders of the parent increased by 5.1% to NT$8.63 billion. Basic earnings per share was NT$1.11.

Income from operations for 2021 increased by 6.1 % to NT$ 44.93 billion. The operating margin was 21.3%, compared to 20.4% for 2020. Net income attributable to stockholders of the parent increased by 7.0 % to NT$ 35.75 billion. Basic earnings per share was NT$4.61.

Cash Flow and EBITDA

Cash flow from operating activities for the fourth quarter of 2021 decreased by 2.4% to NT$26.89 billion, which was mainly due to an increase in accounts receivable resulting from ICT projects.

Cash and cash equivalents, as of December 31st, 2021, increased by 30.9% to NT$ 39.82 billion, as compared to that as of December 31st, 2020, which was primarily attributable to the issuance of corporate bonds.

EBITDA for the fourth quarter of 2021 increased by 4.8% to NT$20.86 billion. EBITDA margin was 34.82%, as compared to 33.45% in the same period of 2020.

EBITDA for 2021 increased by 5.9 % to NT$ 83.33 billion, and EBITDA margin was 39.59%, compared to 37.91% for 2020.

Capital Expenditure (“Capex”)

Total Capex for the fourth quarter of 2021 increased by 29.7% to NT$ 12.30 billion.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of December 31st, 2021, the number of FTTx subscribers reached 3.69 million, accounting for 84.7% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 13.6% year over year, reaching 2.00 million.

HiNet broadband subscribers increased by 0.8% year over year to 3.61 million as of December 31st, 2021.

Mobile

As of December 31st, 2021, Chunghwa Telecom had 11.92 million mobile subscribers, representing a 5.5% year-over-year increase.

Fixed line

As of December 31st, 2021, the Company maintained its leading position in the fixed-line market, with a total of 9.65 million subscribers.

(in NT$ billion)

	2021		2020		YoY%
	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.	Oct.-Dec.	Jan.-Dec.
Revenue	59.89	210.48	59.48	207.61	0.7	1.4
Operating costs and expenses	48.42	165.18	50.30	166.85	-3.7	-1.0
Other income and expense	-0.37	-0.37	1.32	1.60	-127.8	-123.2
Income from Operations	11.10	44.93	10.50	42.36	5.8	6.1
Income before Income Tax	11.17	46.06	10.41	42.83	7.3	7.5
Net income attributable to stockholders of the parent	8.63	35.75	8.21	33.41	5.1	7.0
EBITDA	20.85	83.33	19.90	78.71	4.8	5.9
EPS(NT$)	1.11	4.61	1.06	4.31	5.1	7.0

2022 Guidance

For 2022, the Company expects total revenue to increase by NT$ 2.32~NT$3.52 billion, or 1.1%~1.7%, to NT$212.80~NT$214.00 billion as compared to the un-audited consolidated total revenue of 2021. Operating costs and expenses for 2022 are expected to increase by NT$3.24~NT$3.63 billion, or 2.0%~2.2%, to NT$168.42~NT$168.81 billion as compared to the prior year.  Income from operations is expected to decrease by NT$ 0.38 billion, to an increase by NT$ 1.15 billion, or -0.8%~2.6%, to NT$44.55~NT$46.08 billion, year over year. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$44.58~NT$46.83 billion and NT$34.11~NT$36.04 billion, respectively. Basic earnings per share is expected to be NT$4.40~NT$4.65.

Acquisition of Property, Plant and Equipment and Intangible Assets in 2022 is expected to increase by NT$1.18 billion to 36.77 billion as compared to the prior year, owing to strategic investments, including our 5G deployment to maintain competitive edge, the expansion of internet data center, new construction of submarine cable, the elimination of energy-intensive equipment, as well as the expansion of asset revitalization. Disposal of Material Assets in 2022 is expected to decrease by 2.73 billion as compared to the prior year, due to the disposal of common shares of China Airlines in 2021.

(NT$ billion except EPS)	2022(F)	2021 (un-audited)	change	YoY(%)
Revenue	212.80~214.00	210.48	2.32~3.52	1.1%~1.7%
Operating Costs and Expenses	168.42~168.81	165.18	3.24~3.63	2.0%~2.2%
Other Income and Expense	0.17~0.89	-0.37	0.54~1.26	146.6%~341.5%
Income from Operations	44.55~46.08	44.93	(0.38)~1.15	(0.8%)~2.6%
Non-operating Income	0.03~0.75	1.13	(1.10)~(0.38)	(97.1%)~(33.1%)
Income before Income Tax	44.58~46.83	46.06	(1.48)~0.77	(3.2%)~1.7%
Net Income Attributable to Stockholders of The Parent	34.11~36.04	35.75	(1.64)~0.29	(4.6)~0.8%
EPS(NT$)	4.40~4.65	4.61	(0.21)~0.04	(4.6)~0.8%
EBITDA	82.91~84.44	83.33	(0.42)~1.11	(0.5%)~1.3%
EBITDA Margin	39.0%~39.5%	39.6%	(0.6%)~(0.1%)
Acquisition of Material Assets	36.92	36.23	0.69	1.9%
Acquisition of Property, Plant and Equipment and Intangible Assets	36.77	35.59	1.18	3.3%
Others	0.15	0.64	(0.49)	(76.7%)
Disposal of Material Assets	0.22	2.95	(2.73)	(92.5%)

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

∎	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
∎

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw